UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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## ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III

| SEC FILE NUMBER |
| --- |
| 8- 51748 |



09057241

### FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___01/01/08___ AND ENDING___12/31/08___

MM/DD/YY             MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:  KUHNS BROTHERS SECURITIES CORPORATION

| OFFICIAL USE ONLY |
| --- |
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

558 LIME ROCK ROAD

(No. and Street)

| LAKEVILLE | CT | 06039 |
| --- | --- | --- |
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
ROBERT DRAKE           (860) 435-7000

(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BRACE & ASSOCIATES, PLLC

(Name – *if individual, state last, first, middle name*)

| PMB 271, 44 NASHUA RD, STE 15 | LONDONDERRY | NH | 03053 |
| --- | --- | --- | --- |
| (Address) | (City) | (State) | (Zip Code) |

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

**PROCESSED**

MAR 1 1 2009

**THOMSON REUTERS**

SEC Mail Processing
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FEB 24 2009

Washington, DC
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| FOR OFFICIAL USE ONLY |
| --- |
| |

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

SEC 1410 (06-02)

# OATH OR AFFIRMATION

I, __ROBERT DRAKE__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __KUHNS BROTHERS SECURITIES CORPORATION__ , as of __DECEMBER 31__ , 20 __08__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____

_____
Signature

VICE PRESIDENT, CCO
_____
Title

Catherine S. McGowan
Notary Public-Connecticut
My Commission Expires
July 31, 2013

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).**

# KUHNS BROTHERS SECURITIES CORPORATION

# FINANCIAL STATEMENTS

# DECEMBER 31, 2008

## Independent Auditor's Report

To the Board of Directors of
Kuhns Brothers Securities Corporation
Lakeville, CT

We have audited the accompanying statement of financial condition of Kuhns Brothers Securities Corporation (the Company) as of December 31, 2008, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 of the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kuhns Brothers Securities Corporation as of December 31, 2008, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

*Brace & Associates, PLLC*

Brace & Associates, PLLC
Certified Public Accountant
Londonderry, New Hampshire
February 19, 2009

# KUHNS BROTHERS SECURITIES CORPORATION

## STATEMENT OF FINANCIAL CONDITION

## DECEMBER 31, 2008

### ASSETS

| | |
|---|---:|
| Cash and cash equivalents | $ 192,235 |
| Receivable from broker-dealer | 126,800 |
| Accounts Receivable | 1,760 |
| Deposit with clearing organization | 25,546 |
| Prepaid expenses | 13,567 |
| Prepaid taxes | 7,234 |
| Customer list, at cost less accumulated amortization of $36,250 | 53,750 |
| Equipment, at cost less accumulated depreciation of $31,255 | - |
| | |
| Total assets | $ 420,892 |

### LIABILITIES AND STOCKHOLDERS' EQUITY

| | |
|---|---:|
| Liabilities: | |
| Accounts payable | $ 34,127 |
| Accrued payroll taxes | 43 |
| Accrued clearing expenses | 4,931 |
| Accrued commissions | 1,069 |
| Unsecured debit liability | 21,769 |
| | |
| Total liabilities | $ 61,939 |
| | |
| Stockholders' equity | |
| Common stock, $.01 par value; authorized 100 shares, | |
| 100 issued and outstanding | $ 1 |
| Additional paid-in capital | 327,828 |
| Retained earnings (deficit) | 31,124 |
| | |
| Total stockholders' equity | $ 358,953 |
| | |
| Total liabilities and stockholders' equity | $ 420,892 |

The accompanying notes are an integral part of these financial statements.

# KUHNS BROTHERS SECURITIES CORPORATION

## STATEMENT OF INCOME

## FOR THE YEAR ENDED DECEMBER 31, 2008

| | |
|---|---:|
| **Revenues:** | |
| Commission income | $ 191,211 |
| Fee income | 1,659,424 |
| Interest income | 6,923 |
| Total revenue | 1,857,558 |
| | |
| **Expenses:** | |
| Communications | 11,827 |
| Occupancy | 125,014 |
| Employee compensation and benefits | 1,186,438 |
| Consulting Expense | 326,652 |
| Regulatory and professional fees | 128,961 |
| Clearing Expense | 41,433 |
| Other expenses | 155,564 |
| Depreciation & amortization | 10,185 |
| Total expenses | 1,986,074 |
| | |
| Net income (loss) before taxes | (128,516) |
| | |
| Provision for income taxes | 6,509 |
| | |
| Net income | $ (135,025) |

The accompanying notes are an integral part of these financial statements.

# KUHNS BROTHERS SECURITIES CORPORATION

## STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

## FOR THE YEAR ENDED DECEMBER 31, 2008

|  | Common Stock | Additional Paid In Capital | Retained Earnings (Deficit) | Total |
|---|---|---|---|---|
| Balance at beginning of the year | $ 1 | $ 327,828 | $ 168,662 | $ 496,491 |
| Prior period adjustments |  | - | (2,513) | (2,513) |
| Net income (loss) | - | - | (135,025) | (135,025) |
| Balance at end of the year | $ 1 | $ 327,828 | $ 31,124 | $ 358,953 |

The accompanying notes are an integral part of these financial statements.

# KUHNS BROTHERS SECURITIES CORPORATION

## STATEMENT OF CASH FLOWS

## FOR THE YEAR ENDED DECEMBER 31, 2008

| | |
|---|---:|
| Cash flows from operating activities: | |
| Net income | $ (135,025) |
| Adjustments to reconcile net income | |
| to net cash used in operating activities: | |
| Depreciation | 4,185 |
| Amortization | 6,000 |
| Prior period adjustment to taxes payable | (2,513) |
| Decrease in due from broker-dealer | 21,080 |
| Increase in accounts receivable | (1,510) |
| Increase in prepaid expenses | (3,264) |
| Increase in prepaid taxes | (2,734) |
| Decrease in due from employees | 402 |
| Increase in accounts payable | 86 |
| Decrease in income taxes payable | (26,997) |
| Decrease in accrued payroll taxes | (54) |
| Increase in accrued clearing expense | 4,840 |
| Increase in unsecured debit liability | 21,769 |
| Decrease in accrued commissions | (15,062) |
| Net cash used by operating activities | $ (128,797) |
| | |
| Cash flows from investing activities: | |
| Purchase of equipment | (4,128) |
| | |
| Cash flows from financing activities: | |
| None | - |
| | |
| Net increase (decrease) in cash | $ (132,925) |
| | |
| Cash at the beginning of the year | 325,160 |
| | |
| Cash at end of the year | $ 192,235 |

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

| | |
|---|---:|
| Cash paid during the year for: | |
| Interest payments | $        - |
| Income tax payments | $    40,371 |

Disclosure of accounting policy:
For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

The accompanying notes are an integral part of these financial statements.

# KUHNS BROTHERS SECURITIES CORPORATION

## NOTES TO FINANCIAL STATEMENTS

### DECEMBER 31, 2008

## NOTE 1- SIGNIFICANT ACCOUNTING POLICIES

**Organization and Nature of Business**
The Company was incorporated under the laws of the State of Delaware on March 15, 1999. It serves as a Broker Dealer in securities and provider of financial services.

**Revenue And Expenses**
Commission revenue and related expenses are recognized on the accrual basis using the trade date method.

**Use of Estimates**
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

**Property and Equipment**
Property and equipment are recorded at cost. The cost of maintenance and repairs are charged to expense as incurred. Major improvements to property and equipment are capitalized. Depreciation is computed using the straight-line and accelerated methods over the estimated useful lives of the assets. Depreciation expense for 2008 was $4,185.

**Compensated Absences**
Compensated absences for sick pay and personal time have not been accrued since they cannot be reasonably estimated. The Company's policy is to recognize these costs when actually paid.

## NOTE 2- NET CAPITAL

As a broker-dealer, the Company is subject to the Securities and Exchange Commission's (SEC) regulations and operating guidelines, that require the Company to maintain a specified amount of net capital, as defined, and a ratio of aggregate indebtedness to net capital, as defined, not exceeding 15 to 1. The Company's net capital, as computed under 15c3-1, was $282,096 at December 31, 2008, which exceeded required net capital of $5,000 by $277,096. The ratio of aggregate indebtedness to net capital at December 31, 2008 was 22.0%.

# KUHNS BROTHERS SECURITIES CORPORATION

## NOTES TO FINANCIAL STATEMENTS (Continued)

## DECEMBER 31, 2008

### NOTE 3- INCOME TAXES

There exist differences in timing of revenue and expense items between Generally Accepted Accounting Principles, the Internal Revenue Code, and the CT Tax code. Deferred income taxes summarizes these differences at the balance sheet date.

The provision for income taxes consists of the following:

|  | Federal | State | Total |
|---|---|---|---|
| Current | $ 0 | $6,509 | $6,509 |
| Deferred | 0 | 0 | 0 |
|  | $ 0 | $6,509 | $6,509 |

### NOTE 4- CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading and brokerage activities with counterparties. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

### NOTE 5- COMMITMENTS AND CONTINGENCIES

The Company is committed to an operating lease for office space. Approximate future minimum lease payments of all noncancelable operating leases for the next five years are as follows:

| 2009 | $131,254 |
|---|---|
| 2010 | 132,798 |
| 2011 | 134,853 |
| 2012 | 136,951 |
| 2013 | 120,606 |
| Total | $656,462 |

Rent expense for the year ending December 31, 2008 was $111,322.

# KUHNS BROTHERS SECURITIES CORPORATION

## SUPPLEMENTARY SCHEDULES

## FOR THE YEAR ENDED DECEMBER 31, 2008

# KUHNS BROTHERS SECURITIES CORPORATION

## SCHEDULE I

## COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL
## PURSUANT TO RULE 15c3-1

## DECEMBER 31, 2008

| | |
|---|---|
| Total ownership equity from statement of financial condition | $ 358,953 |
| Total nonallowable assets from statement of financial condition | (76,857) |
| Net capital before haircuts on securities positions | $ 282,096 |
| Haircuts on securities | - |
| Net capital | $ 282,096 |
| Aggregate indebtedness: Total A.I. liabilities from statement of financial condition | $ 61,939 |
| Total aggregate indebtedness | $ 61,939 |
| Percentage of aggregate indebtedness to net capital | 22.0% |
| Computation of basic net capital requirement: Minimum net capital required (6-2/3% of A.I.) | $ 4,129 |
| Minimum dollar net capital requirement of reporting broker or dealer | $ 5,000 |
| Net capital requirement | $ 5,000 |
| Excess net capital | $ 277,096 |
| Excess net capital at 1000% | $ 275,902 |

There were no material differences between the audited and unaudited computation of net capital.

## SCHEDULE II

## KUHNS BROTHERS SECURITIES CORPORATION

## COMPUTATION FOR DETERMINATION OF
## RESERVE REQUIREMENTS FOR BROKER/DEALER UNDER
## RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934

## DECEMBER 31, 2008

Kuhns Brothers Securities Corporation is exempt from the reserve requirements of Rule 15c3-3 as its transactions are limited, such that they do not handle customer funds or securities, accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable.

### Independent Auditor's Report on Internal
### Control Structure Required by SEC Rule 17a-5

Board of Directors
Kuhns Brothers Securities Corporation

In planning and performing our audit of the financial statements and supplemental schedules of Kuhns Brothers Securities Corporation (the Company), for the year ended December 31, 2008, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements of prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of *inherent limitations in internal control* or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of *internal control would not necessarily disclose all* matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected *within a timely period by employees in the normal* course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe the Company's practices and procedures were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, The Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

*Brace & Associates, PLLC*

Brace & Associates, PLLC
Certified Public Accountant
Londonderry, New Hampshire
February 19, 2009

**BRACE & ASSOCIATES, PLLC**  END
*Certified Public Accountant*